February 17, 2021 VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attn: Mr. Ruairi Regan

Re:	Figure Acquisition Corp. I
Registration Statement on Form S-1
File No. 333-252686

Dear Mr. Regan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Washington D.C. time on February 18, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Figure Acquisition Corp. I

By:	/s/ Christopher D. Davies
	Name:	Christopher D. Davies
	Title:	Chief Executive Officer

CC: Derek J. Dostal, Davis Polk & Wardwell LLP